March 22, 2010

Special Committee of the Board of Directors
Vault Minerals Inc.
36 Prospect Avenue
Kirkland Lake, ON P2N 2V4

To the Special Committee of the Board of Directors:

Stonecap Securities Inc. (formerly CI Capital Markets Inc., formerly Blackmont Capital Inc.) (“Stonecap”) understands that Vault Minerals Inc. (“Vault”) has entered into a combination agreement which provides for the amalgamation (the “Amalgamation”) of Vault and Queenston Mining Inc. (“Queenston”). The details of the Amalgamation were made public on March 5, 2010.

Stonecap understands that under the terms of the Amalgamation, Vault shareholders will receive one (1) common share of Queenston for each ten (10) common shares of Vault held immediately prior to the effective date of the Amalgamation. The Amalgamation is subject to customary conditions, including regulatory and Vault shareholder approval. Detailed terms and conditions and other matters relating to the Amalgamation are set forth in the information circular (the “Information Circular”).

Engagement

Pursuant to an engagement letter dated February 26, 2010, Stonecap was retained by Vault to provide services that included the preparation to the Special Committee (the “Special Committee”) of the Board of Directors (the “Board”) of Vault of a fairness opinion (the “Fairness Opinion”) as to the fairness, from a financial point of view, of the Amalgamation to the holders of Vault common shares (the “Engagement”). Prior to the execution of the combination agreement, Stonecap, at the Special Committee’s request, provided a verbal opinion (the “Verbal Opinion”) to the Special Committee on March 5, 2010, stating that as of such date, the consideration for the Amalgamation was fair, from a financial point of view, to the holders of common shares of Vault. Stonecap has not been engaged to prepare a valuation of Vault or any of its respective securities or assets, and the Fairness Opinion should not be construed as such, nor should it be viewed as a recommendation to any holders of common shares to accept the recommendation of the Board to vote in favour of the Amalgamation. Stonecap’s Fairness Opinion is not, and should not be construed as, advice as to the price at which common shares of Vault or Queenston (before or after the completion of the Amalgamation) may trade at any future date.

Stonecap will be paid a fee by Vault in connection with the delivery of the Fairness Opinion and will be reimbursed for any reasonable out-of-pocket expenses and will be indemnified by Vault in certain circumstances. Stonecap’s fee is not contingent on any conclusions as to the fairness of the consideration offered under the Amalgamation and was only payable subject to and upon delivery of the Verbal Opinion to the Special Committee. Stonecap understands that this Fairness Opinion and summary thereof may be included in any regulatory filings and Stonecap consents to such filings.

Credentials of Stonecap

Stonecap provides quality independent research, experienced Canadian equity sales coverage, trading execution and investment banking services to an extensive network of North American institutional and corporate clients. The principals of Stonecap have been involved in a significant number of transactions involving fairness opinions and valuations of private and publicly-traded companies. The professionals involved in the preparation of this Fairness Opinion include senior officers and directors of Stonecap who are experienced in merger, acquisition and divestiture matters. The Fairness Opinion expressed herein represents the opinion of Stonecap and the form and content thereof have been approved for release by its Management Committee.

Stonecap Securities Inc.
181 Bay Street, Brookfield Place, Suite 900, P.O. Box 779, Toronto ON M5J 2T3

Relationship with Vault

Stonecap is not an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Vault or any of its respective associates or affiliates. Other than the Engagement, Stonecap has not been engaged to provide any financial advisory services nor has it participated in any financings involving Vault or any of its respective associates or affiliates within the past two years.

Stonecap acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, and may in the future have, positions in the securities of Vault and, from time to time, may execute transactions for Vault and on behalf of clients for which it received or may receive compensation. In addition, Stonecap, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Vault.

Scope of Review

In connection with rendering our Fairness Opinion, we have reviewed and relied upon, or carried out, as applicable, among other things, the following:

a)	a draft version of the Information Circular;

b)	Vault Annual Consolidated Financial Statements and Management Discussion & Analysis as at December 31, 2008;

c)	Queenston Annual Consolidated Financial Statements and Management Discussion & Analysis as at December 31, 2008 and Annual Information Form dated March 25, 2009;

d)	Vault Interim Consolidated Financial Statements and Management Discussion & Analysis as at September 30, 2009;

e)	Queenston Interim Consolidated Financial Statements and Management Discussion & Analysis as at September 30, 2009;

f)	certain other documents filed by Vault and Queenston on the System for Electronic Document Analysis and Retrieval (“SEDAR”) which Stonecap considered necessary;

g)	certain publicly available business and financial information relating to Vault and Queenston which Stonecap considered relevant;

h)	discussions with Vault and Queenston management concerning each respective company’s current business plans, financial condition and future business prospects;

i)	publicly available information relating to the business, financial condition and trading history of Vault, Queenston and other select public companies Stonecap considered relevant;

j)	evaluation of the market valuations of various public companies that have similar characteristics to Vault;

k)	information with respect to select precedent merger and acquisition transactions Stonecap considered relevant;

l)
a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which the Fairness Opinion is based, addressed to us and dated as at the date hereof, provided by senior officers of Vault; and

Stonecap Securities Inc.
181 Bay Street, Brookfield Place, Suite 900, P.O. Box 779, Toronto ON M5J 2T3

m)
such other information, investigations, analyses and discussions (including discussions with senior management and Vault’s legal counsel) as Stonecap considered necessary or appropriate in the circumstances.

Stonecap has not, to the best of its knowledge, been denied access by Vault to any information under its control requested by Stonecap.

Assumptions and Limitations

With the Special Committee’s approval and agreement, we have relied upon the completeness, accuracy and fair presentation of all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by Vault, its subsidiaries and their respective directors, officers, associates, affiliates, consultants, advisors and representatives, in each case relating to Vault, its subsidiaries, associates and affiliates, and to the Amalgamation. Our Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations.

Senior officers of Vault have represented to Stonecap in a certificate delivered as of the date hereof, among other things, that (i) the information, data, advice, opinions, representations and other material (financial and otherwise) (the “Information”) provided orally by, or in the presence of, an officer or employee of Vault or in writing by Vault or any of its subsidiaries, associates or affiliates or their respective directors, officers, associates, affiliates, consultants, advisors and representatives to Stonecap or obtained by Stonecap from SEDAR relating to Vault, its subsidiaries, associates or affiliates, the Amalgamation or any other transaction, for the purpose of preparing the Fairness Opinion was, at the date such Information was provided to Stonecap and remains as of the date hereof, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of Vault, its  subsidiaries, associates or affiliates, the Amalgamation or any other transaction and did not and does not omit to state a material fact in respect of Vault, its subsidiaries, associates or affiliates, the Amalgamation or any other transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and (ii) since the dates on which the Information was provided to Stonecap, except as disclosed in writing to Stonecap, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Vault or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion; except for changes that have been updated by more current Information provided in writing to Stonecap.

With respect to any forecasts, projections, estimates and/or budgets provided to Stonecap and used in its analyses, Stonecap notes that projecting future results of any company is inherently subject to uncertainty. Stonecap has assumed, however, that such forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein, which, in the opinion of Vault, are (or were at the time and continue to be) reasonable in the circumstances.

In preparing the Fairness Opinion, Stonecap has made several assumptions, including that (i) all of the conditions required to implement the Amalgamation will be met and that all consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained without adverse condition or qualification, (ii) the Amalgamation can proceed as scheduled and without material additional cost to Vault or liability of Vault to third parties, and (iii) that the disclosure provided or incorporated by reference in the Information Circular with respect to Vault and its subsidiaries and affiliates and the Amalgamation is accurate in all material respects.

Stonecap Securities Inc.
181 Bay Street, Brookfield Place, Suite 900, P.O. Box 779, Toronto ON M5J 2T3

Stonecap has not been engaged to provide and has not provided: (i) a formal valuation of Vault or its securities pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions or otherwise; (ii) an opinion concerning the future trading price of any of the securities of Vault or Queenston following the completion of the Amalgamation; (iii) an opinion as to the fairness of the process underlying the Amalgamation; or (iv) a recommendation to any shareholder of Vault to vote their shares in favour of the Amalgamation; and, in each case, this Fairness Opinion should not be construed as such.

Approach to Fairness

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant assumptions and methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not necessarily susceptible to partial analysis or summary description. Qualitative judgments were made based upon Stonecap’s assessment of the surrounding factual circumstances relating to the Amalgamation and Stonecap’s analysis of such factual circumstances in its best judgment.  Any attempt to select portions of Stonecap’s analyses or of the factors considered, without considering all of the analyses employed and factors considered, would likely create an incomplete and misleading view of the process underlying this Fairness Opinion.  This Fairness Opinion should be read in its entirety.

General

Our Fairness Opinion is rendered, and is effective, as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Vault as they are reflected in the Information and as they were represented to us in our discussions with the management of Vault. In our analyses and in connection with the preparation of our Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Stonecap and any party involved in the Amalgamation.

This Fairness Opinion is provided to the Special Committee and the Board of Vault for their use only and may not be relied upon by any other person. Stonecap disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of Stonecap after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Stonecap reserves the right to change, modify or withdraw the Fairness Opinion.

Fairness Opinion

Based upon and subject to the foregoing, it is our opinion, as at the date hereof, that the consideration to be paid by Queenston to the holders of common shares of Vault pursuant to the terms of the Amalgamation is fair, from a financial point of view, to the holders of common shares of Vault.

Sincerely yours,

STONECAP SECURITIES INC.

Stonecap Securities Inc.
181 Bay Street, Brookfield Place, Suite 900, P.O. Box 779, Toronto ON M5J 2T3